INVEST IN **BEE**

A Mortgage App Powered By AI and Blockchain

PITCH VIDEO   INVESTOR PANEL



bee
You're pre-approved for
$280,000
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30 year fixed rate
4.250% $1,378
20 year fixed rate
3.750% $1,660
15 year fixed rate
3.250% $1,67
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Your New Home
Credit History
Income
Down Payment
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30 year fixed rate
Loan Amount

beemortgageapp.com   Ponte Vedra Beach FL

Technology | Software | Main Street | App | Fin Tech

LEAD INVESTOR



Brian Catron President, Clearwater Car Wash

I've known Curtis Wood, Founder of Bee Mortgage App, for a few years, having obtained a couple of mortgages from him when he was a loan officer for a prominent national Bank. My experience with Curtis was the best I'd ever had, but I was still frustrated with the mortgage experience, as I had been several times prior to meeting Curtis. When Curtis shared his vision with me, and as I watched what he and the team was doing with Bee Mortgage, and when I figured out that he was going to disrupt a mulit-trillion dollar industry by making mortgages cheaper, easier and faster, I asked if I could invest. Thankfully, he said yes!

Invested $315,001 this round

Highlights

1. 🦄 Proven product market fit w/ 10,000+ downloads & revenue
2. 🏁 VC-backed ➕ $2.1M+ raised to date | Featured in The Washington Post, Forbes & NBC New
3. 🎓 MIT MBA design engineers
4. 💥 Innovative technology with broad social impact + women & minority founded | Data room available
5. 💰 Product innovation for MASSIVE $5 Trillion market
   Data room available

5. 💰 Product innovation for MASSIVE $5 Trillion market

6. ✅ Team experienced in mobile app dev, mortgage lending, real estate and blockchain/AI/ML automation
7. 💯 The Bee Team can execute: Version 1.0 released on time and under budget in

8 🤖 Patent pending AI, machine learning & blockchain automation = 3x loan production

Our Team



Curtis Wood Co-founder & CEO

Licensed Mortgage Loan Originator NMLS 1308125 | Developer | Certified blockchain expert | Previous: TIAA Bank, PHH Mortgage, iMobile3

> Because this is what we're really good at, and very passionate about: using new tech to make homeownership more affordable for the average person which is an impactful solution for the wealth gap in America.



Cynthia Wood Co-founder & COO

Designer & Developer | Top ranking woman in blockchain | Certified blockchain expert | Previous: Harden



Matt Offers Co-founder & CTO

As CTO, Matt oversees all technical responsibilities for Bee's products development. Previous: Optimal Blue, Pavaso.



Angie Luu SVP Design & Strategy

Angie leads Bee's strategic initiatives in addition to being lead UX designer and researcher, and defacto Project manager. Previous Design Experience: Capital One, Discount Tire, Asics, and Boeing.



Scott Miller Board Member

Co-founder & Vice Chairman, BillGO. With a Masters in Accounting along with 2 successful exits to date and his current company a unicorn, Scott brings expertise to Bee's board vital to guiding leadership on strategy and execution.



Bryan Schroeder Board Member

Director, Global Marketing Solutions at Meta (previously Facebook). One of the world's top social media user engagement data scientists, Bryan provides expert user engagement advise to the product development team. Previous: Yahoo!, WebOS, and 3Com.



Catherine Glauser Lead Business Analyst

As lead Business Analyst, Cat works with all levels of leadership, developers, and the product team to write and institute technical requirements and product changes. Previous experience: OneWest Bank and CoreLogic



Mindy Barker CFO


Mindy serves as Bee's fractional CFO and has years of financial officer experience in addition to being a published author and member of the Seattle Angels.

Tap that app, get a mortgage.

No email chains, fax machines, or hold music. No need to leave your couch.



Bee is changing things by delivering a simpler, faster, personalized experience for the homebuyer starting with a fully verified pre-approval that's up to 300% faster than other lenders.

Today's mortgage process is built upon outdated systems and rely on expensive intermediaries. **The mortgage industry is decades behind, failing to meet today's mobile consumer expectations.**

 **Our tech does the heavy lifting**
Most borrowers won't have to scan in any documents like paystubs or bank statements.Automation allows Bee to validate and make decisions in an instant, eliminating the need for a loan officer to manually collect and verify information.

 **A process so simple, you can do it all on your phone**
Everything from rate shopping through closing can be done from your couch. Getting pre-approved is as easy as answering a simple set of questions. Bee will keep you updated through the rest of the underwriting process and you'll finish with a virtual closing.

It feels like you're being guided through the process by an expert, just without the pesky phone calls and emails.

✅ **Faster closing times with lower rates and payments**

What more can you ask for? Bee's automated process allows us to operate at a lower costs and we pass the savings along to the borrower.

Bee will be the first mortgage company with a true 100% mobile, contactless digital platform in 2022.

Competitors still rely on human loan officers to drive the majority of their process. After a customer submits a loan application online, their file is passed off to a loan officer for the next steps. At this point, they are beholden to the loan team to process their loan. **Bee will be the first end-to-end mobile solution, from rate shopping through closing.**

Bee's platform will eliminate the need to deal with a loan officer - this means the mortgage process will be driven by the borrower, on their time and schedule. Of course, Bee has a team of mortgage experts available if they prefer to speak with a human.

- The mobile generation is the biggest home buying group - a 1.25 Trillion market.

- Our contactless experience will be covid-proof.

- Mortgage lending is ready for automation.



Bee's automated tech stack validates and decisions data instantly.



2020:
- $300,000 Pre-seed round
- Released an easy to use mortgage calculator
- 10,000+ organic downloads

2021:
- Built the automated tech stack
- Obtained Florida mortgage license
- Scott Miller, Co-founder and Vice Chairman of BillGO, and Bryan Schroeder, Director, Global Marketing Solutions at Meta (previously Facebook) join Bee's board

2022:
- Currently pilot beta testing pre-approval automation with AI, ML, and smart contracts
- Proven pre-approval capabilities up to 300% faster than other lenders
- Rave customer, agent, and mortgage insider reviews
- Q4 release the app and open the Florida market and begins originating mortgage loans

Here's what your funding will help us achieve:

- Finish product development from pre-approval through to e-closing.
- Public launch in Florida in Q4 2022.
- 8 figues in loan revenue.
- Expand our product fit throughout Florida.
- Grow Bee as a brand in a hot real estate market prior to opening surrounding states similar to Robinhood's state-by-state rollout.
- Complete an A round in 2023.

Key Milestones

Q4 2020

- MVP Buying Power Calculator update
- Digital advertising campaign

Q1 2021

- Development of mobile loan application
- MISMO 3.4 file generation
- Automated income, credit, and asset validation for pre-approval

Q2 2021

- Intelligent credit decision
- Automated legal disclosures
- Creation of DLT proof chain

Q3 2021

- QA of mobile loan application with automated pre-approval

Q4 2021

- Pilot test of mobile loan application

* While we are confident that we have the growth strategy in place to achieve these goals, these are forward-looking projections and cannot be guaranteed.



Our Story: How Bee Started Buzzing 🐝

Everyone called us crazy (some still do). This is our story of failure, success, one couch surfer and Oona.

"You're crazy!"

Curtis, a front-line mortgage loan officer, had a light bulb moment when he read a research
paper on the benefits of blockchain for the mortgage industry by PricewaterhouseCoopers.

What might blockchain mean for the mortgage industry?

Blockchain technology may radically alter the process through which consumers buy a home, as well as the way financial institutions handle mortgages. Specifically, the technology could remove cost and friction from the process, create transaction records that are infallible and incorruptible, and facilitate near-instantaneous settlement. It could also dramatically change the way mortgages are serviced and sold on the secondary market.



Realizing this trusted validation protocol was the missing element for an end-to-end mobile mortgage tech stack, he went home and talked his wife Cynthia into launching BeeMortgageApp -- a complete mobile mortgage experience with a UX so easy to use a first time buyer can use it -- with no money and 8 kids.


Cynthia
Co-Founder & COO
Curtis
Co-Founder & CEO
Parker, Halle, Maizey, Millie, Mila, Isabella
(6/8 of their kids)

Soon thereafter, this guy started surfing on the couch while we built Bee with literally no money.


Matt
Co-Founder & VP of Product

Hello Crowdfunding

Rejected by multiple VCs noting all the ways it won't work, we took the idea to consumers directly and was met with immediate success raising over $2.1M to date.

The Bee Team Delivers!

The first release of Bee was an easy to use mortgage affordability calculator helping new home buyers identify their ideal monthly payment and home sale price before they start looking at homes. Released for Android and iOS on time and under budget, all during a global pandemic, this first release has validated our thesis and proved there's a high demand for mobile mortgage tools with over 10,000 downloads.


Discover your home buying power


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Edit Details
HOME SALE PRICE
$355,000
Budget Comfort Level
Affordable
Est. Monthly Payment
$1,679
Debt-to-Income Ratio
36%
Private Mortgage Insurance
Not required
Est. Closing Costs
$10,650
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14 Ratings
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Thank you!!
Aug 22
Michael Rivers 2020
Super easy to use. I was able to get my information in the hands of a lender in minutes without going to a bank.
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Seller
Bee Mortgage App, Inc.
Size
5 MB
Adrian Ray
Jason Arteaga
Quick and easy! Love it.
Dalibor Jakovljevic
The app is easy to use and gave me good starting point for my homebuying price range.
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The initial feedback of the mortgage calculator has been outstanding with many people commenting how easy it is to use and was even featured in Bankrate and Apartment Therapy as a go-to app for first time buyers! Success!


The Bee Team
After shooting a raise video

L- R Bee Co-founders: Holly Davis, Lead UX Designer Angie Luu, Cynthia Wood, Curtis Wood, Matt Offers, Kristin Scheurer, Agent Dwight Skyers, Munir Valiani.

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